SCHEDULE 13G

Amendment No. 1
Evergreen Media Corporation
Class A common stock
Cusip # 300248101
Filing Fee: No


Cusip # 300248101
Item 1:	Reporting Person - FMR Corp. - (Tax ID:  04-2507163)
Item 4:	Commonwealth of Massachusetts
Item 5:	158,308
Item 6:	None
Item 7:	1,079,632
Item 8:	None
Item 9:	1,079,632
Item 11:	9.81%
Item 12:	HC




Cusip # 300248101
Item 1:	Reporting Person - Edward C. Johnson 3d - (Tax ID:  ###-##-####)
Item 4:	United States of America
Item 5:	None
Item 6:	None
Item 7:	1,079,632
Item 8:	None
Item 9:	1,079,632
Item 11:	9.81%
Item 12:	IN




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)


Item 1(a).	Name of Issuer:

		Evergreen Media Corporation

Item 1(b).	Name of Issuer's Principal Executive Offices:

		433 East Las Colinas Blvd., Suite 1130
		Irving, TX  75039

Item 2(a).	Name of Person Filing:

		FMR Corp.

Item 2(b).	Address or Principal Business Office or, if None, Residence:

		82 Devonshire Street, Boston, Massachusetts  02109

Item 2(c).	Citizenship:

		Not applicable

Item 2(d).	Title of Class of Securities:

		Class A Common Stock

Item 2(e).	CUSIP Number:

		300248101

Item 3.	This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, FMR Corp., is a parent holding company in accordance with Section 240.13d-1(b)(ii)(G). (Note: See Item 7).

Item 4.	Ownership

	(a)	Amount Beneficially Owned:
	1,079,632

	(b)	Percent of Class:
	9.81%

	(c)	Number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote:
	158,308

	(ii)	shared power to vote or to direct the vote:
	None

	(iii)	sole power to dispose or to direct the disposition of:
	1,079,632

	(iv)	shared power to dispose or to direct the disposition of:
	None




Item 5.	Ownership of Five Percent or Less of a Class.

	Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

	Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Class A common stock of Evergreen Media
Corporation.  The interest of one person, Fidelity Equity-
Income Fund, an investment company registered under the Investment Company Act of 1940, in the Class A common stock of Evergreen Media Corporation, amounted to 711,345 shares or 6.46% of the total outstanding Class A common stock at December 31, 1994. The number of shares of Class A common stock of Evergreen Media Corporation owned by the investment company at December 31, 1994 included 711,345 shares of Class A common stock resulting from the assumed conversion of 341,500 shares of the $3.00 Convertible Preferred (2.083 shares of Class A common stock for each share of the $3.00 Convertible
Preferred).

Item 7.	Identification and Classification of the Subsidiary Which Acquired
the Security Being Reported on By the Parent Holding Company.

	See attached Exhibit(s) A and B.

Item 8.	Identification and Classification of Members of the Group.

	Not applicable, see attached Exhibit A.

Item 9.	Notice of Dissolution of Group.

	Not applicable.


Item 10.	Certification.

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


Signature

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this
Schedule 13G in connection with FMR Corp's beneficial ownership of the Class A common stock of Evergreen Media Corporation at December 31, 1994 is true, complete and correct.



	February 13, 1995
Date



	/s/Arthur S. Loring
Signature



	Arthur S. Loring, Vice
President
Name/Title




SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

	Pursuant to the instructions in Item 7 of Schedule 13G, Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 844,045 shares or 7.67% of the Class A common stock outstanding of Evergreen Media Corporation ("the Company") as a result of acting as investment adviser to several investment companies registered under
Section 8 of the Investment Company Act of 1940. The number of shares of Class A common stock of Evergreen Media Corporation owned by the investment companies at December 31, 1994 included 711,345 shares of Class A common stock resulting from the assumed conversion of 341,500 shares of the $3.00 Convertible Preferred (2.083 shares of Class A common stock for each share of the $3.00 Convertible Preferred).

	The ownership of one investment company, Fidelity Equity-Income Fund, amounted to 711,345 shares or 6.46% of the Class A common stock outstanding. The number of shares of Class A common stock of Evergreen Media Corporation owned by the investment company at December 31, 1994 included 711,345 shares of Class A common stock resulting from the assumed conversion of 341,500 shares of the $3.00 Convertible Preferred (2.083 shares of Class A common stock for each share of the $3.00 Convertible Preferred). Fidelity Contrafund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109.

	Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the Funds each has sole power to dispose of the 844,045 shares owned by the Funds.

	Neither FMR Corp. nor Edward C. Johnson 3d, Chairman of FMR Corp., has the sole power to vote or direct the voting of the shares owned directly by the Fidelity Funds, which power resides with the Funds' Boards of Trustees. Fidelity carries out the voting of the shares under written guidelines established by the Funds' Boards of Trustees.

	Fidelity Management Trust Company, 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and a bank as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, is the beneficial owner of 235,587 shares or 2.14% of the Class A common stock outstanding of the company as a result of its serving as investment manager of the institutional account(s). The number of shares of Class A common stock of Evergreen Media Corporation owned by the institutional account(s) at December 31, 1994 included 235,587 shares of Class A common stock resulting from the assumed conversion of 113,100 shares of the $3.00 Convertible Preferred described above.

	Edward C. Johnson 3d and FMR Corp., through its control of Fidelity Management Trust Company, has sole dispositive power over 235,587 shares and sole power to vote or to direct the voting of 158,308 shares, and no power to vote or to direct the voting of 77,279 Shares of Class A common stock owned by the institutional account(s) as reported above.

	Edward C. Johnson 3d and Abigail P. Johnson each own 24.9% of the outstanding voting common stock of FMR Corp. Mr. Johnson 3d is Chairman of FMR Corp. Various Johnson family members and trusts for the benefit of Johnson family members own FMR Corp. voting common stock. These Johnson family members, through their ownership of voting common stock and the execution of a family shareholders' voting agreement, form a controlling group with respect to FMR Corp.



SCHEDULE 13G - TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b)

RULE 13d-1(f)(1)  AGREEMENT

	The undersigned persons, on February 13, 1995, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the Class A common stock of Evergreen Media
Corporation at December 31, 1994.

	FMR Corp.
	By	/s/Arthur S. Loring
Arthur S. Loring
Vice President - Legal
	Edward C. Johnson 3d
	By	/s/Arthur S. Loring
Arthur S. Loring
Under Power of Attorney dated
5/17/89
On File with Schedule 13G for
Airborne Freight Corp. 9/10/91
	Fidelity Management & Research Company
	By	/s/Arthur S. Loring
Arthur S. Loring
Sr. V.P. and General Counsel
	Fidelity Equity-Income Fund
	By	/s/Arthur S. Loring
Arthur S. Loring
Secretary